Exhibit 99.3

EXECUTION VERSION

Support AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of September 23, 2016, by and between Shiji (Hong Kong) Limited, a company incorporated under the Laws of Hong Kong S.A.R. (“Parent”), and eFuture Holding Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, eFuture CI Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a direct Wholly Owned Subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving the Merger and becoming a direct Wholly Owned Subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Parent is the record and beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of 2,744,857 ordinary shares (the “Owned Shares”), par value US$0.0756 per share, of the Company (the “Shares”) (the Owned Shares together with any other Shares acquired by Parent (whether beneficially or of record) after the date hereof and prior to the Effective Time, including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”), Parent agrees to (a) vote all of the Securities and (b) restrict the transfer of the Securities, in each case in accordance with the terms of this Agreement;

WHEREAS, receipt of the Shareholder Approval is a condition to the consummation of the Merger;

WHEREAS, in order to induce the Company to enter into the Merger Agreement and consummate the Transactions, Parent is entering into this Agreement; and

WHEREAS, Parent acknowledges that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Parent set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Parent and the Company, intending to be legally bound, hereby agree as follows:

1.                  Voting of the Shares. Parent hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms (the “Expiration Time”), at any Company Shareholders Meeting or any other annual or special meeting of the shareholders of the Company, however called, at which any of the matters described in clauses (a) – (g) hereof is considered (and any adjournment or postponement thereof), Parent shall cause its representative(s) to appear at such meeting or otherwise cause all of its Securities to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) all of its Securities:

(a)                in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Plan of Merger and any actions required in furtherance thereof;

(b)               in favor of any matters necessary for the consummation of the Transactions;

(c)                against the approval of any Acquisition Proposal or the approval of any other action contemplated by an Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to the approval of the Merger Agreement or in competition or inconsistent with the Transactions, including the Merger;

(d)               against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay or postpone, discourage or adversely affect the Merger Agreement or any of the Transactions, including without limitation, (i) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Merger), (ii) a sale, lease or transfer of any material assets of the Company or any Subsidiary or a reorganization, recapitalization or liquidation of the Company or any Subsidiary, (iii) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are nominated by Parent to replace any director nominated by Parent or who are serving as directors of the Company on the date of this Agreement or as otherwise provided in the Merger Agreement, or (iv) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s memorandum or articles of association, or (v) any other action that would require the consent of Parent pursuant to the Merger Agreement, except if consented to in writing by Parent under the Merger Agreement;

(e)                against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Parent contained in this Agreement;

(f)                in favor of any adjournment or postponement of the Company Shareholders Meeting or other annual or special meeting of the shareholders of the Company, however called, at which any of the matters described in clauses (a) – (g) hereof is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by the Company; and

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(g)               in favor of any other matter necessary to effect the Transactions.

2.                  Restrictions on Transfers. Except as contemplated under the Merger Agreement, Parent hereby agrees that, during the period commencing on the date hereof and continuing until the Expiration Time, Parent shall not, directly or indirectly, (a) tender any Securities into any tender or exchange offer, (b) offer for sale, sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities, (c) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (d) convert or exchange, or take any action which would result in the conversion or exchange of, any Securities, (e) knowingly take any action that would make any representation or warranty of Parent set forth in the Merger Agreement or this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying Parent from performing any of its obligations under this Agreement and the Merger Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by Parent of any of its obligations under this Agreement, or (f) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a), (b), (c) (d) or (e). Any purported Transfer in violation of this Section 3 shall be null and void.

3.                  Representations, Warranties and Covenants of Parent. Parent represents and warrants to the Company as of the date hereof and as of the Closing Date:

(a)                Parent is duly organized, validly existing and in good standing under the Laws of Hong Kong S.A.R. and Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

(b)               this Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate actions or proceedings on the part of Parent is necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c)                assuming due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception;

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(d)               (i) Parent (A) is and, immediately prior to the Closing, will be the record and beneficial owner of, and has and will have good and valid title to the Securities, free and clear of Liens other than as created by this Agreement, except for Liens would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) has and will have sole voting power, power of disposition, and power to demand dissenter’s rights, in each case with respect to all of the Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and Laws of Hong Kong S.A.R. and the terms of this Agreement, (ii) the Securities are not subject to any voting trust agreement or other Contract to which Parent is a party restricting or otherwise relating to the voting or Transfer of the Securities other than this Agreement, (iii) as of the date hereof, other than its Owned Shares, Parent does not own, beneficially or of record, or have the right to acquire, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities), and (iv) Parent has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of the Owned Shares;

(e)                Except for the applicable requirements of the Exchange Act, Laws of the Cayman Islands and Laws of Hong Kong S.A.R., (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, and (ii) neither the execution, delivery nor performance of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof shall, in each case other than such conflicts, violations, breaches, or defaults which would not materially impede the transactions contemplated hereby or the performance by Parent of the obligations hereunder, (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of Lien on property or assets of Parent pursuant to any Contract to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected, or (C) violate any Law applicable to Parent or any of Parent’s properties or assets;

(f)                on the date hereof, there is no Proceeding pending against Parent or, to the knowledge of Parent, threatened against Parent or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Parent of its obligations under this Agreement; and

(g)               Parent understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Parent’s execution, delivery and performance of this Agreement.

4.                  Representations and Warranties of the Company. The Company represents and warrants to Parent that as of the date hereof and as of the Closing Date:

(a)                the Company is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate actions or proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; and

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(b)               except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Company for the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of the Company, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of the Company pursuant to, any Contract to which the Company is a party or by which the Company or any of its property or asset is bound or affected, or (C) violate any Law applicable to the Company or any of its properties or assets.

5.                  Termination. This Agreement, and the obligations of Parent hereunder, will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions set forth in Sections 6 through 18 hereof shall survive the termination of this Agreement. Nothing in this Section 5 shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.

6.                  Further Assurances. Parent hereby covenants that, from time to time, it will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary, proper or advisable to perform its obligations contemplated hereby.

7.                  Specific Performance. The parties hereto agree that this Agreement shall be enforceable by all available remedies at law or in equity. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties, each party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any rights, powers and remedies thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

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8.                  Amendments and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto. Any provision of this Agreement may be waived by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.                  Entire Agreement. This Agreement (together with the Merger Agreement and the Plan of Merger to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

10.              Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.              Notices. All notices, requests, claims, demands, instructions and other documents to be given under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to Parent, to:

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Attention: Zhongchu Li

Facsimile: +852 2992 0618

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

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45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District

Beijing, 100022, China

Attention: Denise Shiu, Esq.

Facsimile: +86 10 5879 3902

Email: dshiu@cgsh.com

If to the Company, to:

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road, Haidian District

Beijing, 100088, People’s Republic of China

Attention: Troe Wen

Facsimile: +86 10 5091 6154

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, China

Attention: Fang Xue, Esq.

Facsimile: +86 10 6502 8510

Email: fxue@gibsondunn.com

12.              Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof.

13.              Arbitration. (a) Subject to the last sentence of this Section 13, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally (i) submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum, and (ii) waive the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

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(b)               Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 13, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 13(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 13(a) in any way.

14.              No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

15.              Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

16.              Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or email pdf format), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, by facsimile, email pdf format or otherwise.

17.              Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

18.              No Presumption Against Drafting Party. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

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IN WITNESS WHEREOF, Parent and the Company have caused to be executed or executed this Agreement as of the date first written above.

SHIJI (HONG KONG) LIMITED

By:	/s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

EFUTURE HOLDING INC.

By:	/s/ Yuanzhu Lu
Name: Yuanzhu Lu
Title: Director

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